Item 77D

Scudder Large Company Growth Fund, a series of INVESTMENT TRUST

Scudder Large Company Growth Fund changed its name-related investment strategy. Prior to July 1, 2002, the fund's strategy stated that the fund, under normal conditions, seeks long-term growth of capital by investing at least 65% of its total assets in large U.S. companies (those with a market value of $1 billion or more).

The strategy was revised as follows: Under normal circumstances, the fund seeks long-term growth of capital by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in large U.S. companies that are similar in size to the companies in the Russell 1000 Growth Index.